SCHEDULE 14A
(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the registrant ☒

Filed by a party other than the registrant ☐

Check the appropriate box:

☐ Preliminary proxy statement.

☐ Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).

☒ Definitive proxy statement.

☐ Definitive additional materials.

☐ Soliciting material under Rule 14a-12.

SAGE, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    (1) Amount Previously Paid:

    (2) Form, Schedule or Registration Statement No.:

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    (4) Date Filed:



DIGITAL DISPLAY PROCESSING

SAGE, INC., 1601 McCarthy Blvd., Milpitas, CA 95035
Tel (408) 383 5300; Fax (408) 383 5310; http://www.sageinc.com

July 16, 2001
TO THE STOCKHOLDERS OF SAGE, INC.:

You are cordially invited to attend the 2001 Annual Meeting of Stockholders (the "Annual Meeting") of Sage, Inc., a Delaware corporation (the "Company") on August 31, 2001, at 10:00 a.m., local time, which will be held at 1601 McCarthy Blvd., Milpitas, California.

Details of the business to be conducted at the Annual Meeting are given in the attached Notice of Annual Meeting and Proxy Statement.

After careful consideration, the Company's Board of Directors has unanimously approved the proposals and recommends that you vote FOR each such proposal.

We hope that you will attend the Annual Meeting. In any event, after reading the Proxy Statement, please mark, date, sign and return the enclosed proxy card in the accompanying reply envelope. If you send in your proxy card and then decide to attend the Annual Meeting, please notify the Secretary of the Company if you wish to vote in person and your proxy will not be voted.

A copy of the Company's 2001 Annual Report to Stockholders has been mailed concurrently herewith to all stockholders entitled to notice of and to vote at the Annual Meeting.

Sincerely yours,

Chandrashekar M. Reddy
Chairman of the Board and
Chief Executive Officer

SAGE, INC.

1601 McCarthy Blvd.
Milpitas, California 95035

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON AUGUST 31, 2001

The Annual Meeting of Stockholders of Sage, Inc., a Delaware corporation (the "Company") will be held at 1601 McCarthy Blvd., Milpitas, CA 95030, on Friday, August 31, 2001, at 10:00 a.m. local time, to:

   i. Elect four directors to serve until the next Annual Meeting and until their successors have been elected and qualified;

  ii. Ratify the selection of PricewaterhouseCoopers LLP as independent public accountants for the Company for the fiscal year ending March 31, 2002;

 iii. Transact any other business which may properly come before the meeting and any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement that accompanies this Notice. Stockholders of record at the close of business on July 3, 2001, will be entitled to notice of and to vote at the Annual Meeting and at any continuation or adjournment thereof.

All stockholders are cordially invited and encouraged to attend the Annual Meeting. In any event, to ensure your representation at the Annual Meeting, please carefully read the accompanying Proxy Statement which describes the matters to be voted on at the Annual Meeting and sign, date and return the enclosed proxy card in the reply envelope provided. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be returned to assure that all your shares will be voted. If you currently receive more than one mailing as a stockholder and wish to avoid the cost and duplication of paperwork, you should send a photocopy of the address labels you currently receive to the registrar with a request to consolidate your holdings under one mailing name. This process will save us money and reduce your ongoing paperwork. The address of the registrar is shown inside the back cover of your annual report. If you attend the Annual Meeting and vote by ballot, your proxy will be revoked automatically and only your vote at the Annual Meeting will be counted. The prompt return of your proxy card will assist us in preparing for the Annual Meeting.

We look forward to seeing you at the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS



Chandrashekar M. Reddy
Chairman of the Board and
Chief Executive Officer

San Jose, California
July 16, 2001

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS OF SAGE, INC.

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Sage, Inc., a Delaware corporation ("Sage" or the "Company"), of proxies for the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at 10:00 a.m., local time, on Friday, August 31, 2001, and any adjournment or postponement thereof. This Proxy Statement was first mailed to stockholders on or about July 16, 2001.

Purpose of Meeting

The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying Notice of Annual Meeting of Stockholders. Each proposal is described in more detail in a subsequent section of this Proxy Statement.

Voting

Only holders of record of the Common Stock of the Company ("Common Stock") at the close of business on July 3, 2001 (the "Record Date"), will be entitled to vote at the Annual Meeting and any continuations or adjournments thereof. Each share entitles the holder to one vote on each matter to come before the Annual Meeting. On July 3, 2001, there were 13,981,222 shares of Common Stock outstanding and entitled to vote at the Annual Meeting, held by 202 stockholders of record. The presence at the Annual Meeting of a majority, or 6,990,612 of these shares of Common Stock of the Company, either in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. An automated system administered by the Company's transfer agent will tabulate votes cast by proxy and an employee of the transfer agent will tabulate votes cast in person at the Annual Meeting.

If any stockholder is unable to attend the Annual Meeting, such stockholder may vote by proxy. The enclosed proxy is solicited by the Sage Board of Directors (the "Board of Directors" or the "Board"), and, when returned properly completed, will be voted as you direct on your proxy card. In the discretion of the proxy holder, shares represented by such proxies will be voted upon any other business as may properly come before the Annual Meeting. Each outstanding share of Common Stock on the Record Date is entitled to one vote on all matters. Directors shall be elected by a plurality of the votes cast.

The ratification of the independent auditors of the Company for the current year will require the affirmative vote of a majority of the shares of the Company's Common Stock present or represented and entitled to vote at the Annual Meeting. Because abstentions are treated as shares present or represented and entitled to vote for the purposes of determining whether a matter has been approved by the stockholders, abstentions have the same effect as negative votes. Broker non-votes and shares as to which proxy authority has been withheld with respect to any matter are not deemed to be entitled to vote for purposes of determining whether stockholder approval of that matter has been obtained. With respect to Proposal Number 2 which requires the affirmative vote of a majority of the shares present and entitled to vote, broker non-votes shall have no effect.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by (i) delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or (ii) attending the Annual Meeting and voting in person.

Cost of Solicitation

The cost of soliciting proxies will be borne by the Company. In addition to solicitation by mail, proxies may also be solicited by directors, officers and employees of the Company who will not receive additional compensation for such solicitation. Brokerage firms and other custodians, nominees and fiduciaries will be reimbursed by the Company for their reasonable expenses incurred in sending proxy material to beneficial owners of the Common Stock.

The Annual Report of the Company for the fiscal year ended March 31, 2001 has been mailed concurrently with the mailing of the Notice of Annual Meeting and Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting.

PROPOSAL 1:

ELECTION OF DIRECTORS

Up to five directors may be elected to serve until the next Annual Meeting and until their successors are elected and qualified, or until the death, resignation, or removal of such director. Mr. Ken Tai, a current director, has announced that, due to other engagements, he will not be standing for re-election at the forthcoming Annual Meeting. Pending the completion of a search to find a suitably well-qualified candidate to replace Mr. Tai, it is intended that the proxies will be voted for the election of the four nominees named below as directors unless authority to vote for any such nominee is withheld. The nominees receiving the highest number of votes will be elected. In the unanticipated event that a nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee named by the current Board of Directors to fill the vacancy. As of the date of this Proxy Statement, the Board of Directors is not aware of any nominee who is unable or will decline to serve as a Director. In the event that additional persons are nominated, other than by the Board of Directors, for election as directors, the proxy holders intend to vote all proxies received by them for the nominees listed below and any additional Board of Directors' nominee as described above. The following are the nominees of the Board of Directors for election as directors at the date hereof:

Name	Title	Age
Chandrashekar M. Reddy (2)	Chairman of the Board and Chief Executive Officer	40
Michael A. Gumport (1)	Director	49
Glenn W. Marschel, Jr. (1)(2)	Director	55
N. Damodar Reddy (1)(2)	Director	62

(1) Member of Audit Committee

(2) Member of Compensation Committee

Chandrashekar M. Reddy has served as President and Chief Executive Officer since our inception. Mr. Reddy has also served as a Director and Chairman of the Board of the Company since inception. From January 1986 to January 1995, Mr. Reddy held several design and program management positions at Intel Corporation. Mr. Reddy received a BS in Electrical Engineering from the Indian Institute of Technology and an MS in Electrical Engineering from the University of Wisconsin, Madison.

Michael A. Gumport has served as a Director of Sage since October 1996. Since January 2000, Mr. Gumport has served at Clear Logic, Inc., a semiconductor company, first as Strategic Advisor to the Chief Executive Officer and the board of directors and subsequently as Chief Financial Officer. From October 1998 to November 1999, Mr. Gumport was the Chief Financial Officer of eMagin Corporation, an optoelectronics company where he also served as a director from 1994 to 1999. From February 1990 to September 1999, Mr. Gumport served as a Senior Vice President for Semiconductor Equity Research at Lehman Brothers. Mr. Gumport received a BA degree from Amherst College and an MBA from Columbia University.

Glenn W. Marschel, Jr. joined the Board of Sage in June 2000, pursuant to the merger of Sage and Faroudja. He served as President, Chief Executive Officer and Co-Chairman of the board of directors of Faroudja since joining Faroudja in October 1998. He is currently Chief Executive Officer of Netnumber, an internet infrastructure company. He has served as Chairman of the board of directors of Additech, Inc., a petrochemicals company, since October 1997. From December 1995 to August 1997 Mr. Marschel was President and Chief Executive Officer of Paging Network, Inc., a telecommunications company, and from April 1995 to November 1995 he served as Vice Chairman of First Financial Management Company, a company in the credit card transaction processing business. Mr. Marschel is also a director of Sabre Group Holdings, Inc., Corio Inc. and Travelocity.com.

N. Damodar Reddy has served as a Director of Sage since October 1996. Since February 1985, Mr. Reddy has served as the President, Chairman of the Board and Chief Executive Officer of Alliance Semiconductor. From September 1983 to February 1985, Mr. Reddy served as President and Chief Executive Officer of Modular Semiconductor, Inc. Mr. Reddy received an MS in Electrical Engineering from North Dakota State University and an MBA from the University of Santa Clara. Mr. Reddy is also a director of eMagin Corporation.

**The Board of Directors recommends a vote FOR the election
of all of the above nominees as directors.**

PROPOSAL 2:

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors appointed PricewaterhouseCoopers LLP as the Company's independent public accountants for the fiscal year ending March 31, 2002. If the Stockholders do not ratify the selection of PricewaterhouseCoopers LLP as the Company's independent public accountants, the Board of Directors will reconsider the appointment.

The Company anticipates that a representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting. The representative will be given the opportunity to make a statement if he desires to do so, and is expected to be available to respond to questions submitted either orally or in writing at the meeting.

The Board of Directors recommends a vote FOR ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent public accountants for the fiscal year ending March 31, 2002.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company as of June 30, 2001, by (i) each person known by the Company to own beneficially more than five percent (5%) of the outstanding Common Stock of the Company; (ii) each of the Company's directors; (iii) the Chief Executive Officer and each of the executive officers of the Company named in the Summary Compensation Table, determined for the year ended March 31, 2001 (collectively, the "Named Executive Officers"); and (iv) all directors and executive officers as a group.

| | Amount and Nature of Shares of Common Stock Beneficially Owned as of June 30, 2001 | | Shares Issuable Pursuant to | |
	Outstanding Shares of Common Stock	Shares Subject to a Right of Repurchase as of June 30, 2001 (1)	Options Exercisable Within 60 days June 30, 2001	Approximate Percentage Beneficially Owned (2)
Affiliated Stockholders:				
Kern Capital Management LLC	1,336,000	—	—	9.6%
114 W 47th St., New York, NY 10036				
Directors and Executive Officers:				
Chandrashekar M. Reddy	871,964	—	35,138	6.5%
Vijay P. Desai (4)	232,770	—	—	1.7%
Michael A. Gumport	210,633	—	45,834	1.8%
Arun Johary	253,911	(35,629)	26,388	1.7%
Glenn Marschel	26,646	—	122,751	1.1%
N. Damodar Reddy	393,915	—	14,167	2.9%
Pratap G. Reddy	318,008	—	104,027	3.0%
Ken Tai (3)	—	—	24,645	*
Simon P. Westbrook	148,762	(13,744)	28,124	1.2%
All executive officers and directors as a group (10 persons)	2,460,838	(49,373)	445,450	20.4%

* Percentage less than 1%

(1) Shares of Common Stock issued under a stock repurchase agreement under which we retained the right to repurchase those shares at a per share purchase price equal to the original per share purchase price if the holder's employment is terminated.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2001 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. On June 30, 2001, there were 13,981,222 shares of the Company's Common Stock outstanding.

(3) Mr. Tai intends to resign as a Director effective August 31, 2001.

(4) Resigned April 25, 2001.

COMPENSATION OF DIRECTORS
AND CERTAIN EXECUTIVE OFFICERS

Compensation of Directors

During the year ended March 31, 2001, none of the non-employee directors received any cash compensation for their services. All directors have been granted stock options in recognition of their services, and receive reimbursement of reasonable travel expenses incurred in attending Board meetings. Mr. Marschel became a director pursuant to the close of the Faroudja acquisition agreement on June 8, 2000 and was granted 30,000 options vesting in installments over four years. N. Damodar Reddy and Michael Gumport have been directors since 1996 and their initial option grants became fully vested during fiscal 2001. Additional grants of 30,000 options were awarded to each of these directors during the fiscal year, with vesting in installments over four years. During fiscal 2001, Mr. N. Damodar Reddy exercised 30,333 fully vested options.

Executive Compensation and Other Information

The following table provides certain summary information concerning the compensation earned by the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for the fiscal years ended March 31, 1999, 2000 and 2001.

Summary Compensation table

| | | | | Long-term Compensation | |
| | | | | Securities Underlying | All other |
Name and principal position	Fiscal Year	Salary	Commission/ Bonus	Options	Compensation
Chandrashekar M. Reddy	1999	$140,000	$123,278	—	$107,211(2)
President and Chief Executive Officer	2000	$175,000	$ 56,497	26,667	$ —
	2001	$210,000	$ —	60,000	$ 3,019(4)
Vijay Desai(1)	1999	$125,000	$ —	47,667	$ 11,844(2)
VP of Marketing and GM of System	2000	$135,000	$ 49,450	11,667	$ —
Level Products	2001	$165,000	$102,250	40,000	$221,085(3)
Arun Johary	1999	$135,000	$153,227	48,333	$ —
Vice President of Engineering	2000	$160,000	$ 27,150	16,667	$ —
and Chief Technical Officer	2001	$185,000	$ —	50,000	$ 1,388(4)
Pratap G. Reddy	1999	$125,000	$ 70,352	72,333	$ —
Vice President and Chief Operating Officer	2000	$138,000	$111,068	13,333	$ —
	2001	$200,000	$119,639	100,000	$ 1,500(4)
Simon P. Westbrook	1999	$125,000	$ 96,325	—	$ —
Chief Financial Officer, Secretary,	2000	$140,000	$ 20,678	20,000	$ —
and Treasurer	2001	$180,000	$ 40,000	50,000	$ 1,350(4)

(1) Resigned April 25, 2001 and unvested options cancelled.

(2) Includes amounts paid in 1999 in respect of salary deferred in fiscal years 1996 and 1997.

(3) Includes amounts paid in 2001 in respect of long-term bonus deferred in fiscal years 1999 and 2000.

(4) Includes amounts paid in 2001 in respect of employer match of 401K contributions.

Stock Options

The following table contains information concerning stock option grants made to each of the Named Executive Officers during the fiscal year ended March 31, 2001. No stock appreciation rights were granted during such fiscal year to the Named Executive Officers.

OPTION GRANTS IN FISCAL YEAR 2001

Name	Number of Securities Underlying Options Granted (1)	Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)	
		% of Total Options Granted to Employees in Fiscal 2001 (2)	Exercise Price (3)	Expiration Date	5%	10%
		%	$		$	$
Chandrashekar M. Reddy	60,000	2.8	7.313	Oct 16, 2010	275,946	699,302
Vijay P. Desai (5)	40,000	1.9	7.313	Oct 16, 2010	183,964	466,202
Arun Johary	50,000	2.3	7.313	Oct 16, 2010	229,955	582,752
Pratap G. Reddy	100,000	4.7	7.313	Oct 16, 2010	459,911	1,165,504
Simon P. Westbrook	50,000	2.3	7.313	Oct 16, 2010	229,955	582,752

(1) Each of the options vested in 48 equal monthly installments starting April 30, 2000.

(2) Based on a total of 2,137,182 option shares granted to our employees under our 1997 Stock Plan during fiscal year 2001.

(3) The exercise price was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash or through a cashless exercise procedure involving a same-day sale of the purchased shares.

(4) The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(5) Resigned April 25, 2001 and all unvested options cancelled.

Option Exercises and Holdings

The following table provides information with respect to the Named Executive Officers concerning their exercise of stock options during the fiscal year ended March 31, 2001, and the unexercised options held by them as of March 31, 2001.

Aggregated Option Exercises in Last Fiscal Year-End Option Values

Name	Shares acquired on Exercise (1)	Value Realized ($)	Number of Securities Underlying Unexercised Options Held at March 31, 2001(1)		Value of Unexercised In-the-Money Options Held at March 31, 2001 (2)	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Chandrashekar M. Reddy	—	—	26,110	60,557	—	—
Vijay P. Desai (3)	30,000	$16,920	32,527	36,807	108,740	—
Arun Johary	—	—	19,444	47,223	—	—
Pratap G. Reddy	—	—	85,554	100,112	338,519	106,691
Simon P. Westbrook	—	—	20,833	49,167	—	—

(1) The heading Exercisable refers to shares that are no longer subject to repurchase. The heading Unexercisable refers to shares subject to repurchase as of March 31, 2001.

(2) Based on the closing price of our common stock of $6.719 per share as of March 31, 2001 less the exercise price payable for such shares.

(3) Resigned April 25, 2001.

Employment and Termination Agreements

On January 17, 2001, the Compensation Committee of the Board of Directors authorized the Company to enter into written service agreements with the above named Executive Officers who were previously employed at will. The service agreement which uniformly covers all the above named Executive Officers, provides that in the event that they are terminated other than for cause, or their responsibilities are substantially diminished following a merger or reorganization in which Sage is not the surviving majority company, the Executive Officer shall receive severance payments equal to six months compensation, together with six months continuing benefits, and his then outstanding options shall vest in full and the exercise period be extended from 90 days to 24 months from date of termination.

Board Meetings and Committees

During the year ended March 31, 2001, the Board of Directors held 5 meetings. During the same period, with the exception of Mr. Tai who only attended 20%, each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board held during the period for which he was a director and (ii) the total number of meetings by all Committees of the Board on which such director served held during the period for which he was a director. There is no familial relationship among any of the executive officers or directors of the Company.

The Company currently has an Audit Committee and a Compensation Committee of the Board of Directors. The Committees are selected and appointed by the Board of Directors. The Audit Committee is primarily responsible for approving the services performed by the Company's independent public accountants and reviewing the Company's accounting practices and system of internal accounting controls. The Audit Committee, which currently consists of N. Damodar Reddy, Glenn Marschel and Michael Gumport, held four meetings during the year ended March 31, 2001. The Compensation Committee is responsible for recommending and reviewing the compensation of the Company's executive officers and for administering the Company's incentive plans. This committee, which currently consists of N. Damodar Reddy, Glenn Marschel and Chandrashekar M. Reddy, held two meetings during the year ended March 31, 2001.

Compensation Committee Interlocks and Insider Participation

Prior to the establishment of the Compensation Committee on March 18, 1999, the Board of Directors as a whole made all decisions relating to executive compensation. None of our executive officers serves as a member of the Board of Directors or the Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. There is no familial relationship between Chandrashekar M. Reddy, N. Damodar Reddy or Pratap G. Reddy.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has the authority and responsibility to approve the overall compensation strategy for the Company, administer the Company's annual and long-term compensation plans, and review and make recommendations to the Board of Directors with respect to the Company's executive compensation. The Compensation Committee is comprised of independent, non-employee Board members.

General Compensation Policy. The Compensation Committee's overall policy is to offer the Company's executive officers competitive compensation opportunities. The Compensation Committee utilizes competitive data to develop compensation recommendations competitive with other companies in the semiconductor industry. The Compensation Committee's objectives are to (i) create a performance oriented environment with variable compensation based upon the achievement of annual and longer-term business results; (ii) focus management on maximizing stockholder value through stock-based compensation aligned to stockholders' return; and (iii) provide compensation opportunities dependent upon the Company's performance relative to its competitors and changes in its own performance over time. The Compensation Committee is authorized (i) to establish and maintain compensation guidelines for salaries and merit pay increases throughout the Company; and (ii) to make specific recommendations to the Board of Directors concerning the compensation of executive officers of the Company, including the Chief Executive Officer. The Compensation Committee also administers the Company's stock option plans and the Company's retirement and savings plan.

Factors. The primary factors considered in establishing the components of each executive officer's compensation package for the fiscal year ended March 31, 2001 are summarized below. The Committee may in its discretion apply entirely different factors, such as different measures of financial performance, for future fiscal years.

- **Base Salary**. The base salary for each officer is set on the basis of personal performance, the salary levels in effect for comparable positions with other companies in the industry, and internal comparability considerations. Generally, Company performance and profitability are not taken into account in establishing base salary.

- **Annual Incentive Compensation**. For the fiscal year ended March 31, 2001, specific financial and organizational objectives, including revenue and orders targets, and financial achievements were established as the basis for the incentive bonuses to be paid to the executive officers of the Company.

- **Long-Term Stock-Based Incentive Compensation**. Generally, the Compensation Committee awards stock options to each of the Company's executive officers following the initial hiring and from time to time thereafter. The option grants are designed to align the interests of the executive officer with those of the stockholders and to provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. In furtherance of this policy, the Company has implemented the 1997 Stock Plan to serve as a comprehensive equity incentive program for the Company's executive officers and other employees. Generally, the size of the option grant made to each executive officer is set at a level which the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, but the Compensation Committee also takes into account comparable awards to individuals in similar positions in the industry, as reflected in external surveys, the individual's potential for future responsibility and promotion, the individual's performance in recent periods and the number of unvested options held by the individual at the time of the grant. The relative weight given to each of these factors will vary from individual to individual in the Committee's discretion. Each of the Named Executive Officers, Chandrashekar M. Reddy, Vijay Desai, Arun Johary, Pratap G. Reddy, and Simon Westbrook, received stock option grants in fiscal year 2001.

Each grant allows the executive officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to 10 years). The option will generally become exercisable in installments over a four-year period, contingent upon the executive officer's continued employment with the Company. Accordingly, the option will provide a return to the executive officer only if he or she remains in the Company's employ, and then only if the market price of the Company's Common Stock appreciates over the option term. At March 31, 2001 only 90,000 of 881,000 vested and unvested options granted to executive officers were above water.

CEO Compensation. The Compensation Committee established Chandrashekar M. Reddy's base salary with the objective of maintaining the competitiveness of Chandrashekar M. Reddy's base salary with salaries paid to similarly situated chief executive officers. With respect to Chandrashekar M. Reddy's base salary, it was the Compensation Committee's intent to provide him with a level of stability and certainty each year and not have this particular component of compensation affected to any significant degree by Company performance factors. Chandrashekar M. Reddy's base salary for the 2001 fiscal year was set by reference to other chief executive officers in the industry. Chandrashekar M. Reddy received no additional compensation from the Company in the fiscal year ended March 31, 2001 other than the grant of 60,000 stock options.

Loan to Pratap G Reddy

In November 2000, the Company made a bridging loan of $500,000 to Mr. Pratap G. Reddy to assist him in buying and selling a house. The loan, which was secured by 100,000 shares of Sage Common stock, was repaid on June 7, 2001. The loan accrued interest quarterly at a rate equal to the rate being earned on Sage's investment deposits during the period.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the Company's executive officers. The limitation applies only to compensation which is not considered to be performance-based. The non-performance-based compensation paid to the Company's executive officers in fiscal year 2001 did not exceed the $1 million limit per officer. As a result of this limitation and certain other administrative provisions of the 1997 Stock Plan, any compensation deemed paid to a covered executive officer in connection with the exercise of stock options or stock appreciation rights granted under the 1997 Stock Plan with an exercise price equal to the market price of the shares covered by the option or stock appreciation right on the grant date will qualify as performance-based compensation. The Compensation Committee does not expect that the compensation to be paid to the Company's covered executive officers for the 2002 fiscal year will exceed the $1 million limit per officer. The Compensation Committee is aware of the limitations imposed by Section 162(m), and the exemptions available therefrom, and will address the issue of deductibility when and if circumstances warrant and may use such exemptions.

Submitted by the Compensation Committee of the Company's Board of Directors:


Glenn Marschel
N. Damodar Reddy
Chandrashekar M. Reddy


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since April 1, 2000, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company is or was a party in which the amount involved exceeds $60,000 and in which any of its directors or executive officers or holders of more than 5% of the Company's capital stock had or will have a direct or indirect material interest other than the salaries, options, share repurchase and other agreements described herein. None of the directors, executive officers or affiliates of Sage are engaged in legal proceedings against the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended March 31, 2001, Section 16(a) filing requirements applicable to Mr. Gumport were not complied with on a timely basis. However, he has since filed a Form 5 disclosure to bring his required disclosure up to date.

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage changes in the cumulative total stockholder return on the Company's Common Stock with the cumulative total return on the Dow Jones Equity Market Index and the Nasdaq Electronic Components Index. The comparison assumes $100 was invested at the time of the initial public offering of the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of any dividends.



Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, which might incorporate future filings made by the Company under those statutes, the preceding Compensation Committee Report on Executive Compensation and the Company Stock Performance Graph will not be incorporated by reference into any of those prior filings; nor will such report or graph be incorporated into any future filings made by the Company under those statutes.

AUDIT COMMITTEE REPORT

Under the guidance of a written charter adopted by the Board of Directors, the purpose of the Audit Committee is to monitor the integrity of the financial statements of the Company, oversee the independence of the Company's independent auditor, and recommend to the Board the selection of the independent auditor. During fiscal 2001, the Audit Committee met four times, and discussed the interim financial information contained in each quarterly earnings announcement with the Chief Financial officer and the Company's independent auditor prior to the public release. Each of the members of the Audit Committee meets the independence requirements of Nasdaq. A copy of the charter is included in Appendix A to this proxy statement

Management has the primary responsibility for the system of internal controls and the financial reporting process. The independent auditor has the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards. The Audit Committee has the responsibility to monitor and oversee these processes.

In this context and in connection with the audited financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited financial statements with the Company's management;

- discussed with PricewaterhouseCoopers LLP, the Company's independent auditor the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended;

- reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the Independence Standards Board Standard No.1, Independence Discussions with Audit Committees, discussed with the auditor its independence, and concluded that the nonaudit service performed by PricewaterhouseCoopers LLP are compatible with maintaining its independence;

- based on the foregoing reviews and discussions, recommended to the Board of Directors that the audited financial statements be included in the Company's 2001 Annual Report on Form 10-K for the fiscal year ended March 31, 2001 filed with the Securities and Exchange Commission; and

- instructed the independent auditor that the Committee expects to be advised if there are any subjects that require special attention.

AUDIT COMMITTEE

Michael Gumport
Glenn Marschel
N. Damodar Reddy

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP has been the independent accounting firm that audits the financial statements of Sage since 1997. In accordance with standing policy, PricewaterhouseCoopers LLP periodically changes the personnel who work on the audit.

Principal Accounting Firm Fees

Fees Billed to the Company by PricewaterhouseCoopers LLP during Fiscal 2001   Fees billed to the Company by PricewaterhouseCoopers LLP for the 2001 fiscal year annual audit of its financial statements included in its Annual Report on Form 10-K for the year ended 2001 amounted to $94,000, and for review of the financial statements included in the Company's fiscal year 2001 Quarterly Reports on Form 10-Q totaled approximately $36,000.

Financial Informations Systems Design and Implementation Fees   PricewaterhouseCoopers LLP did not perform any financial information systems design or implementation services for the Company during fiscal year 2001.

All Other Fees   Fees billed to the Company by PricewaterhouseCoopers LLP for all other non-audit services rendered to the Company, including tax related services and secondary offering costs, totaled approximately $147,000.

OTHER MATTERS

Stockholder Proposals

The deadline for stockholder proposals intended to be considered for inclusion in the Company's Proxy Statement for next year's Annual Meeting of Stockholders is expected to be March 16, 2002. Such proposals may be included in next year's Proxy Statement if they comply with certain rules and regulations promulgated by the Securities and Exchange Commission.

Other Business

The Board of Directors is not aware of any other matter which may be presented for action at the Annual Meeting. Should any other matter requiring a vote of the stockholders arise, the enclosed proxy card gives authority to the persons listed on the card to vote at their discretion in the best interest of the Company.

BY ORDER OF THE BOARD OF DIRECTORS



Chandrashekar M. Reddy
Chairman of the Board
and Chief Executive Officer

Milpitas, California
July 16, 2001

APPENDIX A

AUDIT COMMITTEE CHARTER

Adopted by the Board of Directors of

SAGE, INC.

Composition:

The Audit Committee shall be composed of three or more directors, as determined by the Board of Directors, each of whom shall meet the independence and financial literacy requirements of NASDAQ, and at least one of whom shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Unless a chair is designated by the Board of Directors, the committee members may appoint their own chair by majority vote.

Responsibilities:

1. Recommend to the Board of Directors the selection of the independent auditor, evaluate the performance of the independent auditor and, if so determined by the Audit Committee, recommend to the Board of Directors replacement of the independent auditor; it being acknowledged that the independent auditor is ultimately accountable to the Board of Directors and the Audit Committee, as representatives of the stockholders.

2. Ensure the receipt of, and evaluate, the written disclosures and the letter that the independent auditor submits to the Audit Committee regarding the auditor's independence in accordance with independence Standards Board Standard No. 1, discuss such reports with the auditor and, if so determined by the Audit Committee in response to such reports, recommend that the Board of Directors take appropriate action to address issues raised by such evaluation.

3. Discuss with the independent auditor the matters required to be discussed by SAS 61, as it may be modified or supplemented.

4. Instruct management and the independent auditor that the Audit Committee expects to be informed if there are any subjects that require special attention or if they perceive any significant weaknesses in the Company's information and reporting systems.

5. Meet with management and the independent auditor to discuss the annual financial statements and the report of the independent auditor thereon, and to discuss significant issues encountered in the course of the audit work, including restrictions on the scope of activities, access to required information and the adequacy of internal financial controls.

6. Review the management letter delivered by the independent auditor in connection with the audit.

7. Meet quarterly with management and the independent auditor to discuss the quarterly financial statements prior to the filing of the Form 10-Q; provided that this responsibility may be delegated to the chairman of the Audit Committee.

8. Meet at least once each year in separate executive sessions with management and the independent auditor to discuss matters that any of them or the Audit Committee believes could significantly affect the financial statements and should be discussed privately.

9. Have such meetings with management and the independent auditor as the Audit Committee deems appropriate to discuss significant financial risk exposures facing the Company and management's plans for monitoring and controlling such exposures.

10. Review significant changes to the Company's accounting principles and practices proposed by the independent auditor or management.

11. Conduct or authorize such enquiries into matters within the Audit Committee's scope of responsibility as the Audit Committee deems appropriate. The Audit Committee shall be empowered to retain independent counsel and other professionals to assist in the conduct of any such enquiries.

12. Provide minutes of Audit Committee meetings to the Board of Directors, and report to the Board of Directors on any significant matters arising from the Audit Committee's work.

13. At least annually, review and reassess this charter and, if appropriate, recommend proposed changes to the Board of Directors.

14. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

15. In the performance of its responsibilities, the Audit Committee is the representative of the stockholders. However, it is not the responsibility of the Audit Committee to plan or conduct audits, or to determine whether the Company's financial statements are complete and accurate or in accordance with generally accepted accounting principles.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF SAGE, INC.

FOR THE 2001 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON AUGUST 31, 2001

     The undersigned stockholder of SAGE, INC., a Delaware corporation, hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, each dated July 16, 2001, and the 2001 Annual Report to Stockholders, and hereby appoints Simon P. Westbrook, Arun Johary and Pratap Reddy, or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2001 Annual Meeting of Stockholders of SAGE, INC. to be held on August 31, 2001 at 10:00 a.m., local time, at 1601 McCarthy Blvd., Milpitas, California, and at any adjournment or adjournments thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below.

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED <u>FOR</u> THE ELECTION OF DIRECTORS, <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT PUBLIC ACCOUNTANTS OF SAGE, INC., AND AS SAID PROXIES DEEM ADVISABLE ON SUCH MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Please mark your votes as indicated in this example.

	FOR all nominees listed below (except as indicated)	WITHHOLD AUTHORITY to vote for all nominees listed below.

	FOR	AGAINST	ABSTAIN

1. ELECTION OF DIRECTORS
    If you wish to withhold authority to vote for any individual nominee, strike a line through that nominee's name in the list below.

    / /   / /

    1. Chandrashekar M. Reddy
    2. Michael A. Gumport
    3. N. Damodar Reddy
    4. Glenn Marschel

2. PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF SAGE, INC. FOR FISCAL 2002.

    / /   / /   / /

Signature(s) _____   DATED: _____ , 2001

This proxy should be marked, dated and signed by the stockholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.